Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 MAR -1 AM 8:23

January 23, 2002

02015554

82-3708

Securities & Exchange Commissi
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

SUPPL

BY AIR MAIL

Dear Sirs,

We hereby inform you that a meeting of the Committee of Directors of the Company will be held on Thursday, the 31st January, 2002 to take on record the quarterly Unaudited Financial Results (provisional) of the Company for the quarter ended on 31st December, 2001.

Thanking you,

Yours faithfully,

Aruli N.

Asst. Company Secretary

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

dlw 3/7

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 MAR -1 AM 8:50

February 4, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

SUPPL

We hereby inform you that a meeting of the Board of Directors of the Company will be held on Monday, the 11th February, 2002 to transact the following business :

1. To consider the Annual Accounts of the Company for the Financial Year ended on 30th September, 2001 and declaration of dividend, if any, on equity and preference shares.

2. To consider once again the following Issues related to the Restructuring Proposal of the Company:

   - Issue of Partly Convertible Debentures with Convertible Warrants attached to certain lenders and
   - Issue of Convertible Warrants to certain lenders.

   The above two issues were approved by the shareholders of the Company at their Extraordinary General Meeting held on 12th June, 2001. As per the provisions of the SEBI (Disclosure and Investor Protection) Guidelines, 2000, the resolutions passed by the shareholders approving these issues have lapsed after expiry of a period of three months from the date of their passing. Hence the above issues are required to be approved again by the Board of Directors and the shareholders of the Company.

You are requested to bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

Arvind